Exhibit 99.3

VSAC/NEWSIGHT LAUNCH PRESENTATION

30 August 2022

Eli Assoolin & George Sobek Presenting

August 30, 2022 at 11:00 AM ET

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Pre-Record Session – August 26, 2022 – 8:00 am ET

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Slide	Comment
1

Operator

Good morning, ladies and gentlemen. Thank you for standing by and welcome to the conference call and webcast of the business combination between Newsight Imaging and Vision Sensing Acquisition Corp. We appreciate everyone joining us today. Please note that the press release issued today, and the investor presentation have been furnished with the SEC and can be found on the Newsight Imaging investor website at www.newsight.com.

2	To commence, I urge you to read the disclaimers included in the investor presentation which are very important and required by the U.S. financial regulators.

3	Before we get started, I would like to remind you that statements we make during this call contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Any statement that refers to expectations, projections, or characterizations of future events, including financial projections, the anticipated benefits of the proposed transaction or future market conditions, is a forward-looking statement. The company’s actual future results could differ materially from those expressed in such forward-looking statements for any reason, including those set forth in Vision Sensing Acquisition Corp.’s SEC filings, including its Form 8-K filed today.

4	Neither Vision Sensing Acquisition Corp. nor Newsight Imaging assumes any obligation to update any such forward-looking statements. Please also note that the past performance or market information is not a guarantee of future results.

5	Newsight Imaging intends to file with the Securities and Exchange Commission a registration statement on Form F-4 which will contain a proxy statement on Form 14A, which upon declaration of effectiveness by the Commission is expected to be sent to Vision Sensing Acquisition Corp’s stockholders for their meeting to vote on the proposed transaction. The Registration Statement will contain important information about the proposed transaction and related matters.

6	Hosting today’s call are Newsight Imaging Co-Founder and Chief Executive Officer, Eli Assoolin, and Vision Sensing Acquisition Corp. Chairman and CEO George Sobek. Finally, this conference call is being webcast. The webcast link is available in the investor relations section of www.newsight.com. I will now turn the call over to Vision Sensing Acquisition Corp. Chairman and CEO George Sobek.

7

George Sobek

Thank you, operator, and thank you all for joining us today. My name is George Sobek, Chairman and CEO of Vision Sensing. I have held many executive roles in the financial industry during a career of more than 20 years, serving as director and executive officer of multiple companies operating within the global financial markets.

8

Joining me is Eli Assoolin, the co-founder, Chairman, and CEO of Newsight Imaging. Eli brings more than 24 years of experience in the semiconductor and sensor technology industries, which includes working for leading companies, including Motorola, DSP Group, Magma, ICCOM, Transchip, and more.

Today we are pleased to introduce you to the significant opportunity created by the business combination of our NASDAQ listed SPAC and Israeli incorporated Newsight. We hope to give you a sense of the huge opportunity in the vision sensing space, the competitive advantage and exciting products offered by Newsight, the outstanding board and management we have put in place to capitalize on this opportunity, and the exciting growth potential and value proposition for the business.

9	After an extensive search by Vision Sensing, we are extremely excited to have found and identified the gem represented by Newsight. Newsight is a world class developer of 3D imaging solutions and spectral analysis solutions. Operating in an industry that is growing at a cumulative average growth rate of more than 26% per year, we expect Newsight to grow both revenues and earnings at far faster rates.

Vision Sensing is a NASDAQ listed SPAC and we currently have US$102 million in trust pending the close of the transaction. We will combine with Israeli incorporated Newsight by way of a reverse takeover valuing them at approximately US$215 million. We consider this to be a very favorable acquisition price based on industry comparables and the substantial growth rate we are forecasting for Newsight’s business. The pro forma enterprise value is estimated at US$380 million, based on the assumptions shown. Note that in this slide we have assumed 80% redemptions in the SPAC. In later slides, and for comparison, we will also show the results if there were no redemptions.

The resultant NASDAQ listed company, ticker NSIM, will be Israeli incorporated with Newsight shareholders expected to be holding nearly 68% of the consolidated company based on these assumptions. Use of the combination proceeds will be used to fund research and development, for organic growth and expansion, and for working capital.

We feel very satisfied with this combination especially given the substantial amount of independent due diligence undertaken on behalf of the Vision Sensing board. We have had comprehensive legal and patent reviews undertaken by our legal counsel at Washington DC based Nelson Mullins. We have had thorough financial due diligence and an independent Fairness Opinion provided by BDO in Israel. And we have validated the substantial industry and customer reviews of Newsight with independent technical due diligence by Exponent, Inc, a leading NASDAQ listed technical consulting firm.

10

As I previously mentioned, we are a NASDAQ listed SPAC and had from the outset, we focused on an acquisition in the important and rapidly expanding vision sensing space. We searched for a company which we believe will have outsized growth potential, a large addressable market opportunity, and excellent management. We feel truly fortunate to have identified Newsight, which we believe fits all these criteria.

We currently have outstanding 10,246,500 shares and 5,060,000 share purchase warrants exercisable at US$ 11.50 per share. We also have outstanding 2,530,000 sponsor shares, 427,700 private placement shares, and 354,525 private warrants, all held by our Sponsor.

11

To quickly summarize again, Vision Sensing has agreed to an all-shares Business Combination valuing Israeli Newsight Imaging Ltd. at US$215 million. Prior to the Business Combination, Newsight will split its shares to a pre-transaction valuation of US$10 per share and then will do a share exchange with VSAC on a 1 for 1 basis. This will result in the final consolidated company being an Israeli incorporated, NASDAQ listed entity.

Prior to closing, we expect to raise a small private placement of up to US$10 million in Newsight and also, we anticipate raising additional funds in VSAC of up to US$30 million, although this is not a requirement of the combination.

The Transaction Summary outlines the resulting ownership but please be aware that the exact final numbers are highly dependent on the size and final terms of the financing that we undertake, the level of redemptions, and other relevant factors.

All the events required to sign the combination agreement have been completed and we are currently preparing the F-4 registration statement for filing with the SEC shortly. We expect the final closing of the transaction to occur in the fourth quarter of this year.

12	At this point I wish to turn over the podium to the co-founder and CEO of Newsight, Eli Assoolin. I wish to note what a delight it has been for us to work on this transaction with Eli, his co-founder Eyal Yatskan, and their entire team.

13

Eli Assoolin

Thank you, George. It has been a delight working with Vision Sensing for us as well. I have a great deal of respect for the Vision Sensing board, and we are excited to partner with them as Newsight accelerates into its next stage of growth.

Newsight is already becoming a leader in the vision sensing ecosystem. We are a designer, developer, and manufacturer of advanced 3D CMOS sensor chips and spectral sensors. Simply put, we allow machines to see in a wide range of applications. We leverage years of experience to ensure 3D technology is not out of reach for every possible market and application, big or small. Our chips provide great flexibility, superior performance, and very attractive pricing. Through the years, we have also found that we are incredibly good at designing applications and implementing AI technology in our products. This uniqueness and vertical integration create higher return opportunities and reflect well on our employees, partners, and shareholders.

14

My partner Eyal Yatskan and I founded Newsight Imaging in 2016 after long careers as chip designers and team leads for major companies in this industry. From the beginning, our objective was to develop flexible, high-performance, and very affordable 3D imaging solutions and spectral analysis applications. As I noted, we help machines to see and react.

Since incorporation, we have released 5 types of chips to the market, and we will shortly introduce our highly anticipated NSI9000 chip. This chip provides an ultimate depth resolution of close to 500 thousand pixels and has already gained a lot of buzz and excitement from potential users and big industry leaders. As Newsight continues to grow, we understand the additional opportunity of incorporating our technology in self-designed, developed, and manufactured products. Newsight has developed a LiDAR reference design and spectral monitoring devices, all of which have exciting prospects in the market.

We are receiving growing recognition as one of the leading companies to watch in the semiconductor industry. For example, Newsight was chosen as the Leading European Automotive Sensor for 2022 by Frost and Sullivan. In addition, we are continuing to gain traction for our innovative pathogens monitoring and water quality monitoring devices. Based on our spectral capabilities, have established two joint ventures with large governmental companies, and for machine vision applications we have over 80 active evaluations. We currently have offices in Israel, Shenzhen, and Hong Kong and we expect to rapidly expand after this transaction, opening offices in Europe and the United States.

This month, we also joined NVIDIA Inception, a program designed to enable outstanding startups to grow faster using the support of NVIDIA’s ecosystem. We are clearly on a fast track to success.

15

Our vision sensing technology encompasses hardware solutions including chips, modules, and systems, supported by a custom software and AI. We also focus on other peripheral technologies that assist to integrate and/or supplement vision sensing technology applications.

This technology enables machines to see and respond to images and spectral signals in the real world, implemented in various products from smartphones, or vehicles - to home appliances and healthcare.

Our solution captures images and spectral signals at high speed to determine the presence, orientation, and accuracy of the surrounding objects. These processes can make a factory more efficient, a vehicle safer and can even detect contamination or diseases. And, importantly, we are an essential technology to the evolving world of the Internet of Things (IoT) and the Metaverse.

16

As you can see, by providing this essential technology, we are currently active in a wide range of industries and applications. including automotive driving vision and safety, Spectral/Remote Diagnostics, healthcare and sustainability, smart cities and infrastructure, and smartphone applications, Internet of Things, and growing Metaverse applications.

The qualities of our chips, especially our flexibility and pricing, help us gain engagement and business opportunities from many verticals and applications that benefit from our solutions.

17

We believe Newsight is especially positioned for growth by the increasing need for advanced vision solutions in today’s smart machines and technologies, with multiple use cases that hold enormous market potential.

The markets we serve are growing at very substantial rates and based on recent industry reports, combined they are growing nearly 26% annually and are expected to reach over two trillion dollars by 2027.

18

Our disruptive technology positions us as a leader in sensors for these applications and sectors.

In the automotive sector, we have active collaboration with a big headlight manufacturer, ZKW, to develop smart headlights for several major European brands. I am confident that over the next few years, many of the luxury cars purchased in Europe, and even the US and Asia, will use Newsight’s chips in them. And now, due to the impressive performance of our chips, we are being asked to provide LiDAR applications for self-driving vehicles.

Our chips are already being used in industries such as robotics, monitoring of production lines – known as Industry 4.0, and growing smart city applications like smart building doors or traffic monitoring in Brazil for example. These examples are just to name a few, as our team is targeting new potential use cases all the time.

In Smart Manufacturing, we recently signed a commercial agreement for the purchase of 100,000 sensors with SSZN, a leader in developing smart industry 4.0 solutions.

Through Watersight, our subsidiary, we are deploying the AquaRing for real time monitoring and process control of water quality from source to tap. In partnership with MEKOROT, Israel’s national water company, Watersight has announced several pilot programs. We are also working on several pilot programs for new applications including possibly for commercial beverage.

Our other subsidiary, Virusight, is leading the commercialization of our SpectraLIT™ technology which is an AI-driven technology to detect and possibly diagnose pathogens, including for Covid19, and potentially for HIV, influenzas, HPV, and others. SpectraLIT is compliant with ISO13485 and the CE mark for IVD.

Virusight announced the results of a major clinical trial that confirm the SpectraLIT device can instantly (under 20 seconds) detects COVID-19 with 96.3% accuracy. We believe that accuracy will only grow as more data reaches our artificial intelligence algorithms.

19

Diving a little deeper into our technology, our eTOF™ (enhanced time of flight) patented technology. We can measure distances up to 100 meters with less than a 1% error rate – that makes for accuracy and resolution that is not seen on the market, especially not at this price.

We utilize multi-triangulation technology for a full 3D map by a single scan, with high precision of up to microns.

Our AI spectral technology enables a unique ability to create portable spectrometer on chip, supporting wavelengths between 400-1100. The exportable data is processed by an AI engine to create immediate classification between materials.

VSAC’s technical due diligence has also confirmed the unique capabilities of our AI spectral technology, which is the driving force behind our Watersight and Virusight JV’S.

20

Our solutions offer unique features for end-use applications.

The low power consumption of our technology improves performance and significantly reduces cost.

Multiset configuration that changes range by frame allows fusion of 2D & 3D images.

Flexibility to control the exposure, pulse width, and shutter delay provides optimal results in different lighting and weather environments.

A high frame rate of up to 40 thousand frame per second allows for real-time response.

Because of its low cost, our advanced 3D technology is not out of reach for high-volume markets, even at restricting industry standards. This gives us a huge competitive advantage in the marketplace. These features are not easily replicable and are covered by our proprietary patents, trade secrets and art.

21	We believe this combination of features offers distinct improvements over competing technologies. As part of their due diligence on us, VSAC compared our eTOF technology to other technologies available in the 3D market. This comparison clearly demonstrates the advantages of our chips.

22	Additionally, they compared our capabilities to other LiDAR suppliers in the automotive industry. In fact, our competitors in LiDAR are now approaching us for collaboration because of our significant cost advantages and great performance.

23	In our experience, great opportunities can never fully realize on potential without great leadership. We have taken immense pride in putting together a world-class board and outstanding leadership team for the combined Newsight. I would like to now take a moment to quickly highlight some of the key members of Newsight’s team.

24

The executives joining me on the NSIM Board are Eyal Yatskan, CTO & Director, and Dr. George So, CEO of Newsight Hong Kong.

Eyal is a co-founder of Newsight with over 25 years of experience in the semiconductor industry, managing R&D at leading companies, including Digital Equipment, Siemens, 3DV, Transchip, etc.

George is a leader in the Asian business community with extensive experience in chemical and technology-related industries. Under his record, he has Fortune 500 companies and subsidiaries in Hong Kong, such as Dow Chemical Pacific Limited and DuPont China Limited. He is fundamental in spearheading our push into Asian markets.

25

Joining us on the board are four outstanding independent, non-executive directors. They bring to Newsight years of executive experience, leadership and strategic vision, and important relationships.

Patricia Ackerman is a highly experienced corporate executive. The former head of investor relations, corporate responsibility, sustainability, and treasurer for AO Smith - a 148-year-old New York Stock Exchange listed company and the world’s leading manufacturer of residential and commercial water heating equipment. Patricia brings to the board substantive financial and strategic skills.

Doctor Renu Bhatia is recognized globally as one of the top 100 women in fintech. She has many years of experience in a wide range of industries, including Goldman Sachs and HSBC Asset Management. She also serves on a wide range of corporate and volunteer boards. Renu is currently the Deputy chair of the listing committee for the Hong Kong Stock Exchange.

Aninda DasGupta has over 34 years of experience in senior management roles in global start-ups, major companies, and family-owned businesses. He is currently a director and senior VP of AO Smith and president of their international operations for this major manufacturer. His years of experience bring a breadth of operational and strategic insights to the Board.

Admiral Bill Owens is a retired four-star Admiral in the US Navy, ex-commander of the Pacific Fleet, and served as vice chairman of the Joint Chiefs of Staff under Colin Powell. With his military, executive, and technical background he has served on the board and executive positions of various major companies and investment groups, including as chairman and CEO of Northern Telecom, vice chairman of Science Applications International, and many more. He has outstanding leadership skills, strategic vision, and relationships which will significantly benefit Newsight.

26	Newsight is blessed with a highly experienced management team that will continue to stay in place. Many of us have worked together for many years in previous positions. They bring our new investors great technical, management, and marketing skills focused on ensuring the success of our business.

27

The next slide contains a summary of Newsight ‘s corporate organization. You can see our joint ventures through our 80.1% owned Watersight and nearly 61% owned Virusight. Virusight Diagnostic is leading the commercialization of the SpectraLIT™ as an AI driven pathogen diagnostic solution. Watersight Ltd.’s mission is to become a major player in the mass and high-quality, remote, online water monitoring market. By leveraging its unique combination of spectroscopy and AI technology Watersight offers a powerful and affordable, end-to-end Sensing as a Service monitoring system.

You can also see that we have established operational subsidiaries focused on sales and marketing in China. I expect you will soon see similar subsidiaries established in the United States, in Europe and, perhaps, elsewhere.

28	George Sobek Let me now tell you how the products and people Eli has outlined will build value for our shareholders.

29

Newsight’s active projects include three segments, Robotics & Industry 4.0, Automotive & Smart City and Healthcare & Sustainability

Newsight recently partnered with Shanghai YinHang, a leading manufacturer of service robots and Automated Guided Vehicles to collaborate for mass production of service robots. They also have a growing customer base for automated guided vehicle and industrial automation applications.

In automotive applications, Newsight now has over forty active eTOF LiDAR evaluations for ADAS / AV application and also had a design win with a leading Brazilian company for traffic monitoring in the law enforcement market that holds a substantial market share in Brazil.

In Smart City, they also have a Growing customer base for smart building and mining applications.

In the healthcare segment, Newsight has conducted pre-clinical trials for urine analysis at a leading Israeli hospital and a successful clinical trial for COVID 19 detection.

In sustainability, they have a PoC in process with a large agriculture company for Watersight AquaRing deployment.

These are just a few of the many products and customers before Newsight.

30

This multitude of opportunities, the joint ventures and existing customers makes us highly confident of the future financial performance of Newsight which has strong revenue momentum and fully expects to rapidly ramp up sales over the next several years.

These projections have been prepared on a customer-by-customer basis from the bottom up. Several of the components are already confirmed under joint ventures, such as that with ZKW, for automotive headlights. Newsight also has growing demand for their new NSI900 chip which is expected to launch in September, for Virusight COVID testing and for Watersight AquaRing for water quality monitoring.

These projections are also the basis for the valuation we negotiated. The underlying assumptions in our forecast have been reviewed as part of the independent financial due diligence undertaken on our behalf by BDO and resulted in the positive fairness opinion we have in hand.

31	The product demand is expected to result in the dramatic forecast growth in Newsight revenues and EBITDA over the next several years. Referring to our previous industry analysis, you can see that we expect substantially higher demand for Newsight products as compared to forecast industry growth rates.

32	This growth is being accomplished with a diversified revenue base. While we expect the mix of Newsight’s business to evolve over the years, Newsight is already very fortunate to have a highly diversified set of use applications. You will also note the exceptional margins in the business, which we expect to stay strong given Newsight’s horizontal diversification to higher margin products.

33	We believe that the transaction we are announcing provides significant value potential for our shareholders, which I will now outline.

34	This proforma capitalization table provides some indication of the potential proceeds from this transaction. Note this is highly dependent on the underlying assumptions which are outlined in the footnote, including for this slide the assumption of no redemptions. Of course, we expect redemptions, but we are confident that with the pre transaction financing Newsight is undertaking, the interest being shown in further funding by strategic investors, and the quality of this transaction, Newsight is well positioned to fund future growth.

35	Post-transaction on a pro forma basis, subject to certain adjustments and assumptions, Newsight shareholders will own nearly 53% of the company, Vision Sensing public shareholders about 27.2%, Vision Sensing sponsor shareholders about 8.1% and about 11.9% going to prospective PIPE and pre-transaction investors.

36	In evaluating this transaction, it is useful to compare the market multiple at which we are valuing Newsight to competitors in a number of market segments. Here you can see that we have undertaken this acquisition well below industry benchmarks for some key LiDAR companies.

37	Similarly, we are combining with Newsight at significant discounts to electronic system comparables.

38	Again, we are acquiring Newsight at much cheaper valuations then for comparable mobility and vision leaders. And all these discounts to market comparables are happening even though Newsight’s growth rate significantly exceeds those other companies in all these various sectors

39	You can see that the pro forma enterprise value is US$380 million if there were no redemptions. Again, we expect to have sufficient cash balances to execute Newsight’s strategic plan and, of course, the outstanding options and warrants will likely provide additional funding in the future.

40	There are a large number of companies listed on NASDAQ. We anticipate Newsight’s visibility will be supported by a broad spectrum of media coverage. Note the very favorable commentary on the company and its products.

41	Newsight has also attended a variety of global industry conferences and events in 2022 and has a wide-ranging set of recent press releases which I encourage everyone to explore on our websites.

42

To summarize, we believe Newsight has the right elements to be hugely successful. They have demonstrated growing market interest and received significant recognition for our technology.

Newsight has a clear value proposition that includes superior products addressing market demand and pain points, a clear strategy and substantial market growth potential.

Newsight has an outstanding, experience and committed leadership team with the right people to lead them into the next phase of growth.

We believe the transaction is fair and represents an attractive valuation and as compared to recent market valuations.

Newsight’s strong growth forecast is supported by continued sectoral diversification, R&D progress, and news flow.

43

With that, we thank you for your time today, and for listening to the story on why we believe this Business Combination represents a compelling and transformative transaction.

I want to personally thank everyone for joining today’s call. We look forward to closing this transformative business combination and executing on the next phase of our growth cycle.

Thank you and good afternoon.

OPERATOR: END CALL

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